Jan 3, 2007

NEWS RELEASE
Drilling Expands High-Grade in Ayelén Vein at San Luis
Vancouver, B.C. - Esperanza Silver Corporation (TSX.V: EPZ) and Silver Standard Resources Inc. (TSX: SSO; NASDAQ: SSRI) are pleased to announce results from drill holes SL06-11 to SL06-16 at their San Luis joint venture in central Peru. All drill holes were completed on the Ayelén Vein.

Bonanza Gold and Silver Grades Continue

Significant drill intercepts include:

•
in Hole SL06-016, an angled hole drilled below Trench A-19, 35.8 feet averaging 1.46 ounces per ton gold and 26.7 ounces per ton silver (10.9 meters averaging 50.16 grams per tonne gold and 914 grams per tonne silver). This intercept included an interval of 18.0 feet averaging 2.68 ounces per ton gold and 44.0 ounces per ton silver (5.5 meters averaging 92.01 grams per tonne gold and 1508 grams per tonne silver).

•
in Hole SL06-13, an angled hole drilled below previously announced drill holes SL06-9 and 10, 14.8 feet averaging 0.88 ounces per ton gold and 26.4 ounces per ton silver (4.5 meters averaging 30.09 grams per tonne gold and 906 grams per tonne silver).

Detailed results are provided in the table below.

San Luis Project Diamond Core Drill Results - December 2006
Drill Hole	From (meters/ feet)	To (meters/ feet)	Interval* (meters/ feet)	Gold (grams per tonne/ ounces per ton)	Silver (grams per tonne/ ounces per ton)	Gold Equivalent ** (ounces per ton)	Silver Equivalent ** (ounces per ton)
SL06-11	63.1 207.0	64.7 212.3	1.6 5.3	18.84 0.55	549 16.0	0.87 oz./t AuEq	43.5 oz./t AgEq
SL06-12	Vein Not Intercepted
SL06-13	88.4 290.0	92.9 304.8	4.5 14.8	30.09 0.88	906 26.4	1.41 oz./t AuEq	70.3 oz./t AgEq
SL06-14	34.3 112.6	35.5 116.5	1.2 3.9	19.88 0.58	866 25.3	1.09 oz./t AuEq	54.3 oz./t AgEq
SL06-15	59.9 196.5	62.0 203.4	2.1 6.9	8.60 0.25	271 7.90	0.41 oz./t AuEq	20.4 oz./t AgEq
SL06-16 includes	42.9 140.7	53.8 176.5	10.9 35.8	50.16 1.46	914 26.7	1.99 oz./t AuEq	99.7 oz./t AgEq
	44.5 146.0	50 164.0	5.5 18.0	92.01 2.68	1508 44.0	3.56 oz./t AuEq	178 oz./t AgEq
* True width to be determined.
** Gold-equivalent ounces calculation assumes a 50:1 silver: gold ratio, based on closing prices at October 27, 2006. Metallurgical recoveries have not been determined and therefore have not been considered in the gold/silver equivalent calculations.

Holes SL06-11 and 12 and holes SL06-14 and 15 were drilled 260 feet (80 meters) and 425 feet (130 meters) respectively to the south of holes SL06-01 and 02. Hole SL06-16 was drilled 540 feet (165 meters) to the north of holes SL06-01 and 02. The mineralization is open at depth and along strike. A location map is attached to this news release.

To date the joint venture has completed 28 drill holes totaling 3764 meters. Results from the remainder of this drill program will be released as received.

Expanding Exploration Activities

Drilling will resume following Christmas break on Jan 8, 2007. The original rig will continue drilling along strike and at depth on the Ayelén vein. A second drill rig will begin testing the Inés vein. As previously announced (EPZ News Release June 22, 2006) surface channel sampling has identified a 246 foot section of the Inés vein averaging 0.45 ounces gold per ton and 11.9 ounces silver per ton over 10.7 feet in width (75 meters at 15.5 grams per tonne gold and 407 grams per tonne silver over 3.25 meters in width). Individual samples along the Inés vein were as high as 2.41 and 1.52 ounces gold per ton (82.8 and 52.2 grams per tonne gold).

Joint Venture Interests

Silver Standard has now completed the required spending to increase its holding in the San Luis property to 55%. The next US$1.5 million of joint venture expenditures will be funded in accordance with each party’s joint-venture interest. Thereafter, Silver Standard has the right to increase its interest to 80% by funding the project through to production.

About Esperanza

Esperanza is an exploration company focused on precious metals and is founded on the experience and success of its management and field teams in discovering ore bodies. Its properties include the San Luis high-grade gold and silver discovery in central Peru and the 100%-owned Cerro Jumil bulk-tonnage gold project in Morelos State, Mexico. It has other exploration interests in Peru, Mexico and Bolivia. The company’s objective is to take properties up to the resource definition stage and then find partners to take them into production.

About Silver Standard

Silver Standard is a well-financed silver resource company that continues to seek growth through silver acquisitions, and exploration and development of its own silver projects. Silver Standard is also a significant shareholder of Esperanza.
(SSRI-SL)

____________________________
1  William Pincus, M.Sc., CPG. and President, Esperanza Silver Corp. is the Qualified Person (QP) under NI 43-101 responsible for the San Luis exploration program. He has verified the data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted by Esperanza personnel under his supervision. All samples were submitted to SGS laboratories in Lima, Peru for analysis. Samples were analyzed by ICP analysis and fire assay. A description of quality control and quality assurance protocols can be found at http://www.esperanzasilver.com/s/QA-QC-Protocols.asp.

SAFE HARBOR: Some statements in this release are forward-looking in nature. The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. Such statements include statements as to the potential of the San Luis property, the ability to finance further exploration, to permit drilling and other exploration work, and the availability of drill rigs. The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production. Please refer to a discussion of some of these and other risk factors in Silver Standard’s Annual Information Form filed with the Canadian regulators and both company’s Form 20-F filed with the US Securities and Exchange Commission. The forward-looking statements contained in this document constitute managements’ current estimates as of the date of this release with respect to the matters covered herein. Esperanza and Silver Standard expect that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways. While Esperanza and Silver Standard may elect to update these forward-looking statements at any time, the companies’ dos not undertake to do so.

For further information, contact:

Esperanza Silver Corporation	Silver Standard Resources Inc.
William Pincus, President and CEO Denver, Colorado Tel: (303) 830 0988 Fax: (303) 830 9098 www.esperanzasilver.com
Robert A. Quartermain, President
Vancouver, B.C.
Tel: (604) 689-3846

Paul LaFontaine, Director, Investor Relations
Vancouver, B.C.
N.A/ toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com
www.silverstandard.com

The TSX and the TSX Venture Exchange do not accept
responsibility for the adequacy or accuracy of this news release.

Quartz Vein
Andesite with Quartz Veinlets
Drill Hole Collar
EOH
Ayelén Vein
SL06-16
SL06-07
SL06-08
SL06-05
SL06-06
SL06-03
SL06-04
SL06-01
SL06-02
SL06-10
SL06-09
SL06-13
SL06-12
SL06-14
SL06-11
SL06-15
Esperanza
SILVER CORPORATION
San Luis Project
Ancash, Peru
Drill Hole Location Map
January 2007
0
37.5
75
meters
Scale: 1:2,000